Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: DOR BioPharma, Inc.
       Schedule 14A/Preliminary Proxy Statement

Ladies and Gentlemen:

Enclosed herewith is a Preliminary Proxy Statement on Schedule 14A for an Annual Meeting for DOR BioPharma, Inc. This is intended to be released to stockholders on or about December 12, 2006.

Thank you.

Sincerely,

James Clavijo, C.P.A.
Controller/Treasurer/Secretary